SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Neutral Tandem, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64128B108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 18 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,060,806 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,060,806 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,060,806 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,480 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,480 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,480 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 290,327 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 290,327 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 290,327 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 290,327 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 290,327 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 290,327 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,376,728 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,376,728 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,376,728 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,376,728 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,376,728 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,376,728 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 8 of 16 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 31, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 13, 2013 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed with the SEC on April 29, 2013 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Neutral Tandem, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2, 3, 4, 5, 6 and 7 as set forth below. This Amendment No. 3 constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

As a result of the Reporting Persons' abandonment of the Proxy Solicitation (as described in Items 4 and 5 of this Schedule 13D), Clinton, Mr. Katz and Mr. Mashinsky are no longer deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5(b)(1) promulgated thereunder. As described in Item 5 of this Schedule 13D, Clinton, Mr. Katz and Mr. Mashinsky have terminated (i) their status as a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Joint Filing Agreement, dated April 26, 2013. The security ownership reported in this Amendment No. 3 does not include the security ownership by Mr. Katz or Mr. Mashinsky. This Amendment No. 3 only reports information on the Reporting Persons identified in the cover pages hereto and not Mr. Katz or Mr. Mashinsky.

Item 2.	IDENTITY AND BACKGROUND Paragraphs (a) - (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is filed by: (i) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (ii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (iii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (iv) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO"); (v) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT and CMAG (“CGI”); and (vi) George E. Hall, a United States citizen, who serves as President of CGI ("Mr. Hall" and together with SPOT, CMAG, CREL, CRO and CGI, "Clinton" or the “Reporting Persons”).

(b) The principal business address of CRO, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of SPOT, CMAG and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, CMAG and CREL is to invest in securities. The principal business of Mr. Hall is to serve as President of CGI.

(f) Mr. Hall is a citizen of the United States.

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 9 of 16 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $5,586,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

Funds for the purchase of the Common Stock reported herein as beneficially held by the Reporting Persons were derived from (i) available working capital of SPOT, for the shares of Common Stock held directly by it; (ii) available working capital of CMAG, for the shares of Common Stock held directly by it; (iii) available working capital of CREL, for the shares of Common Stock held directly by it; and (iv) margin borrowings described in the following sentence, for the shares of Common Stock held directly by SPOT, CMAG and CREL. Such Common Stock is held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 18, 2013, Clinton entered into an agreement with the Issuer (the "Settlement Agreement") regarding the composition of the Issuer's board of directors (the "Board") and other corporate governance matters. Under the terms of the Settlement Agreement, (i) following the Issuer's 2013 annual meeting of shareholders (the "Annual Meeting") and no later than December 31, 2013, the Board shall increase the size of the Board by one (if no vacancies on the Board then exist) and appoint one additional independent candidate to fill the vacancy; (ii) the Company shall use reasonable best efforts to declare a special one-time cash dividend of $1.25 per share within ninety days following May 18, 2013, subject to certain exceptions set forth in the Settlement Agreement; and (iii) the Company shall use reasonable best efforts to declare quarterly cash dividends totaling $0.25 per share, the first of which is to be paid within ninety days following May 18, 2013, subject to certain exceptions set forth in the Settlement Agreement. In addition, in the case of all of the shares of Common Stock owned of record or beneficially by Clinton, Clinton shall instruct the record holder to (i) support and vote for the election of each of the incumbent directors; (ii) support and vote for ratification of Deoitte & Touche LLP as the Company's auditors for the 2013 fiscal year; (iii) support and vote for the "say on pay" resolutions recommended by the Board; (iv) support and vote for the proposed amendment to the Company's amended and restated certificate of incorporation in order to change the name of the Company to "Inteliquent, Inc."; and (v) vote to abstain or against any shareholder nominations for director or shareholder proposals which are not approved and recommended by the Board.

Under the terms of the Settlement Agreement, Clinton also agreed to certain customary standstill provisions, such provisions to last until the earlier of (i) 120 calendar days prior to the first anniversary of the Annual Meeting or (ii) such date that the Company has materially breached any of its commitments or obligations under the Settlement Agreement, unless the Company cures such breach 10 days after Clinton delivers notice of the material breach.

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 10 of 16 Pages

The foregoing summary of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached as Exhibit 6 to this Schedule 13D and is incorporated by reference herein.

On May 20, 2013, the Issuer issued a press release announcing entry into the Settlement Agreement. A copy of the release is attached as Exhibit 7 to this Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER Paragraphs (a) - (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,376,728 shares of Common Stock, constituting approximately 4.3% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 32,385,912 shares of Common Stock outstanding as of April 29, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2013, filed with the Securities and Exchange Commission on May 8, 2013.

(i)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 1,060,806 shares of Common Stock.
Percentage: Approximately 3.3% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,060,806 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,060,806 shares of Common Stock

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 20,480 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,480 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,480 shares of Common Stock

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 11 of 16 Pages

(iii)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 290,327 shares of Common Stock.
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 290,327 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 290,327 shares of Common Stock

(iv)	CRO:	As of the date hereof, CRO may be deemed the beneficial owner of 290,327 shares of Common Stock.
	(a)	Percentage: Approximately 0.9% as of the date hereof.
1. Sole power to vote or direct vote: 0
	(b)	2. Shared power to vote or direct vote: 290,327 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 290,327 shares of Common Stock

(v)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,376,728 shares of Common Stock.
Percentage: Approximately 4.3% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,376,728 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,376,728 shares of Common Stock

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,376,728 shares of Common Stock.
Percentage: Approximately 4.3% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,376,728 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,376,728 shares of Common Stock

By virtue of the Reporting Persons' abandonment of the Proxy Solicitation, Clinton, Mr. Katz and Mr. Mashinsky are no longer deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. As a result, all shares of Common Stock reported herein are beneficially owned by Clinton.

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 12 of 16 Pages

(b) By virtue of investment management agreements with SPOT and CMAG, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 5,115 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,376,728 shares of Common Stock beneficially owned by SPOT, CMAG, CREL and CASF. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) May 17, 2013.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Clinton has sold options on 1,107,100 shares of Common Stock with exercise dates ranging from June 22, 2013 to September 21, 2013 and strike prices ranging from $3.75 to $5.00.

On May 18, 2013, the Issuer and Clinton entered into the Settlement Agreement, the terms of which are described in Item 4 of this Schedule 13D. A copy of such agreement is attached as Exhibit 6 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 8 to this Schedule 13D and is incorporated by reference herein.

Other than the options, the Settlement Agreement and the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
6	Settlement Agreement, dated May 18, 2013
7	Press Release, dated May 20, 2013
8	Joint Filing Agreement, dated May 20, 2013

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 14 of 16 Pages

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 15 of 16 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS

This Appendix sets forth information with respect to each purchase and sale of Common Stock that was effectuated by the Reporting Persons since the filing of Amendment No. 2. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

SPOT

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/1/2013	55,000	3.988
5/1/2013	(55,000)	4.2707
5/2/2013	25,000	4.6509
5/3/2013	17,100	4.7287
5/3/2013	7,200	4.7156
5/6/2013	13,195	5.4375
5/6/2013	9,750	5.3619
5/6/2013	(9,750)	5.0514
5/6/2013	(13,195)	5.0848
5/6/2013	(1,316)	5.0848
5/7/2013	128,906	5.44
5/7/2013	5,000	5.3896
5/7/2013	5,100	5.3974
5/7/2013	29,900	5.4398
5/8/2013	25,000	5.4838
5/9/2013	5,000	5.3697
5/9/2013	(2,900)	5
5/10/2013	8,000	5.68
5/10/2013	8,000	5.5389
5/10/2013	16,000	5.64
5/10/2013	(10,100)	5
5/13/2013	(50,200)	5
5/14/2013	50,000	5.7275
5/14/2013	(1,500)	5.7153
5/14/2013	19,500	5.6911
5/14/2013	1,500	5.6911
5/14/2013	(1,600)	5
5/15/2013	50,000	5.7472
5/15/2013	(13,000)	5
5/17/2013	(50,000)	3.75
5/17/2013	(376,900)	5

CUSIP No. 64128B108	SCHEDULE 13D/A	Page 16 of 16 Pages

CMAG

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/1/2013	(36,000)	4.869
5/1/2013	(27,000)	4.7075
5/1/2013	(9,000)	4.4238
5/2/2013	(7,000)	4.7947
5/2/2013	(22,750)	4.7052
5/2/2013	(26,250)	4.7434
5/3/2013	(13,755)	4.8232
5/3/2013	(49,635)	4.7721
5/7/2013	(128,906)	5.44
5/13/2013	200	5.53
5/15/2013	20,280	5.7913
5/17/2013	(30,000)	3.75

CREL

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4/29/2013	25,000	2.9676
4/30/2013	4,552	2.9702
4/30/2013	14,848	2.991
4/30/2013	600	2.99
4/30/2013	90,000	3.0001
4/30/2013	44,000	3.358
5/1/2013	(50,000)	4.869
5/1/2013	(37,500)	4.7075
5/1/2013	(12,500)	4.4238
5/2/2013	(10,000)	4.7947
5/2/2013	(32,500)	4.7052
5/2/2013	(37,500)	4.7434
5/3/2013	(20,829)	4.8232
5/3/2013	(75,164)	4.7721
5/6/2013	7,105	5.4375
5/6/2013	5,250	5.3619
5/6/2013	(5,250)	5.0514
5/6/2013	(7,105)	5.0848
5/6/2013	(709)	5.0848
5/10/2013	2,000	5.68
5/10/2013	2,000	5.5389
5/10/2013	4,000	5.64
5/10/2013	(15,000)	3.75
5/14/2013	(500)	5.7153
5/14/2013	500	5.6911
5/14/2013	6,500	5.6911
5/15/2013	8,705	5.7913
5/15/2013	38,000	5.8263
5/17/2013	(5,000)	3.75
5/17/2013	(7,000)	5